OPERATING AGREEMENT

OF

FULL PLATE MANAGEMENT, LLC

a Colorado Limited Liability Company

THIS OPERATING AGREEMENT (this "Agreement") is made effective as of June **30**, 2020 (the "Effective Date") by and among Full Plate Management, LLC, a Colorado limited liability company (the "Company"), Nathan Stern ("Stern"), Zach Cytryn ("Cytryn"), and those members set forth on Schedule A attached hereto (collectively, the "Members").

IT IS AGREED, in consideration of the promises, covenants, performance, and mutual consideration herein as follows:

1. **FORMATION OF THE COMPANY.**

1.1. *Articles of Organization.* The Company is organized pursuant to the provisions of the Colorado Limited Liability Company Act (the "Act") and pursuant to the Articles of Organization filed with the Colorado Secretary of State, effective as of January 3, 2019. The rights and obligations of the Company and the Members shall be as provided in the Articles of Organization and this Agreement.

1.2. *Membership Interests.* Each of the Members owns a membership interest in the Company (a "Membership Interest") as described herein.

1.3. *Purpose.* The Company is authorized to engage in the business of owning, operating, and leasing commercial real estate and related purposes (the "Business"). The Company is further authorized: (i) to accomplish any lawful business whatsoever or which shall at any time appear conducive to or expedient for the protection or benefit of the Company, its Business, and its assets; (ii) to exercise all other powers necessary to or reasonably connected with the Company's Business which may be legally exercised by limited liability companies under the Act; and (iii) to engage in all activities necessary, customary, convenient, or incident to any of the foregoing.

1.4. *Capital Structure; Voting Rights.* The following provisions shall govern the capital structure of the Company. All Membership Interests in the Company shall be represented by units ("Units"), with each Unit evidencing a proportional part of the ownership interests in the Company during its existence and in the assets of the Company upon dissolution. There shall be two classes of Units, deemed "Class A Units," and "Class B Units.

1.4.1. *Class A Units.* Class A Units are voting interests in the Company and capital interests in the Company. Each Class A Unit shall carry a nine percent (9%) cumulative distribution, calculated and paid in accordance with this Section 1.4.1 (the "Class A Preference"). From and after the Effective Date, the Class A Preference shall accrue, whether or not declared by the Managers and whether or not there are funds legally available for the payment of distributions thereon, on a monthly basis in arrears at the rate of 9% per annum, compounded annually, on the sum of the total positive balance of the capital account of each holder of Class A Units, plus all unpaid accrued and accumulated Class A Preference thereon. The Class A Preference shall be computed based on the actual number of days elapsed since the preceding Class A Payment Date (as defined below) and a 365-day year. Beginning on such date as determined by the Managers, in their discretion (the "Preference Trigger Date"), the Company shall pay, upon the determination of the Managers, all or a portion of the accrued and accumulated Class A Preference, in cash, in arrears, out of funds legally available therefor and to the extent permissible under this Agreement, in accordance with Section 3.11, on such dates and times as determined by the Managers ("Class A Distributions", and such date, the "Class A Payment Date"), or upon a Liquidation. To the extent that Class A Distributions are not paid on a Class A Payment Date, all accrued and unpaid Class A Preference shall accumulate and compound on the applicable Class A Payment Date whether or not declared by the Managers and shall remain accumulated compounding distributions until paid pursuant hereto. As a voting interest, each Class A Unit shall be entitled to one vote on any matter on which the Members may vote in such Member's capacity as a holder of Class A Units. Holders of Class A Units, with respect to such Units, are thus deemed "Voting Members." As a capital interest, any Member who is issued a Class A Unit immediately is entitled to a pro rata share of distributions (as set forth in Section 3.12.1), and Liquidating Distributions (as defined in Section 3.12.33.12.1) with respect to such Member's Class A Units.

1.4.2. *Class B Units.* Class B Units are non-voting capital interests in the Company. Each Class B Unit shall carry a nine percent (9%) cumulative distribution, calculated and paid in accordance with this Section 1.4.2 (the "Class B Preference"). From and after the Effective Date, the Class B Preference shall accrue, whether or not declared by the Managers and whether or not there are funds legally available for the payment of distributions thereon, on a monthly basis in arrears at the rate of 9% per annum, compounded annually, on the sum of the total positive balance of the capital account of each holder of Class B Units, plus all unpaid accrued and accumulated Class B Preference thereon. The Class B Preference shall be computed based on the actual number of days elapsed since the preceding Class B Payment Date (as defined below) and a 365-day year. Beginning on the Preference Trigger Date, the Company shall pay, upon the determination of the Managers, all or a portion of the accrued and accumulated Class B Preference, in cash, in arrears, out of funds legally available therefor and to the extent permissible under this Agreement, in accordance with Section 3.11, at times as determined by the Managers ("Class B Distributions", and such date, the "Class B Payment Date"), or upon a Liquidation. To the extent that Class B Distributions are not paid on a Class B Payment Date, all accrued and unpaid Class B Preference shall accumulate and compound on the applicable Class B Payment Date whether or not declared by the Managers and shall remain accumulated compounding distributions until paid pursuant hereto. As a non-voting interest, no holder of Class B Units shall have the opportunity to vote on any matter on which the Members may vote, in such Member's capacity as a holder of Class B Units. As a capital interest, any Member who is issued a Class B Unit immediately is entitled to a pro rata share of distributions (as set forth in Section 3.12.1), and Liquidating Distributions (as defined in Section 3.12.3) with respect to such Member's Class B Units.

1.4.3. *Schedule of Members.* Each Member's name, address, and Units held on the Effective Date are set forth in **Schedule A** attached hereto. Upon the admission of additional or substitute Members in accordance with this Agreement, or as necessary to reflect additional capital contributions of, or Transfers (as defined in Section 8.1) by, the Members, the Managers shall update Schedule A to reflect the then-current capital contributions and Units of each Member. Notwithstanding anything to the contrary herein, the update by the Managers of Schedule A pursuant to this Section 1.4.3 shall not be considered an amendment to this Agreement.

1.4.4. *Additional Units*. The Company may issue additional Units, in accordance with this Section 1.4, to new or existing Members for such consideration and on such other terms and conditions as may be determined by the Managers, and the issuance of such Units may dilute the vote and economic interest of existing Units.

1.4.5. *No Preemptive Rights*. No person has the preemptive right by reason of being a Member to acquire any additional Units that the Company may issue.

2. CAPITAL CONTRIBUTIONS.

2.1. *Contributions*. Each of the Members has made the capital contribution set forth in **Schedule A**. Any tax credits obtained by Class A Members, including but not limited to State of Colorado Historic Preservation Tax Credits, Federal Historic Preservation Tax Credits, New Market Tax Credits, Tax Increment Finance – Property and Sales Tax, Urban Renewal Authority Reinvestment, and C-PACE Financing shall be credited to such member's capital contributions, at the discretion of the managers.

2.2. *Additional Capital Contributions*. The Members shall not be required to make additional capital contributions to the Company, but they may do so upon such terms (including the issuance of additional Units in exchange for such capital contribution) as the Managers determine and to which the Members unanimously agree.

2.3. *Loans*. The Company may, as determined by the Managers, borrow money from any Manager, any Member, or any third party. In the event that a loan agreement is negotiated with a Member or a Manager, such Member or Manager shall be entitled to receive interest at a commercially reasonable rate, and shall have ordinary third party creditor's rights, upon such terms to be agreed upon by the party making the loan to the Company and the Managers. The loan shall be evidenced by a promissory note and may be secured by the assets of the Company. Interest and the repayment of the amounts so loaned are to be entitled to priority of payment over the distribution of profits among the Members.

3. MEMBERS' ACCOUNTS; PERCENTAGE INTERESTS; ALLOCATION OF PROFIT AND LOSS; DISTRIBUTIONS.

3.1. *Capital Accounts*. A separate capital account shall be maintained for each Member. No Member shall withdraw any part of such Member's capital account. Unless stated otherwise in this Agreement, each Member's capital account shall be increased by (i) the amount of money contributed by such Member to the Company; (ii) the fair market value of property contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Internal Revenue Code); and (iii) allocations to such Member of Net Income or other item of income or gain allocated to such member pursuant to Section 3.6. Each Member's capital account shall be decreased by (a) the amount of money distributed to such Member by the Company; (b) the fair market value of property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Internal Revenue Code); and (c) allocations to such Member of Net Loss or other item of loss or deduction allocated to such Member pursuant to Section 3.6.

3.2. *Negative Capital Accounts*. If any Member shall have a deficit balance in such Member's capital account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any capital contribution to the Company by reason thereof, except as may be required by applicable law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

3.3.   *Compliance with the Internal Revenue Code and Treasury Regulations.* Capital accounts shall be maintained in accordance with the provisions of this Agreement and the Internal Revenue Code, as such code may be amended from time to time (the "Code"), and the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Internal Revenue Code, as such regulations may be amended from time to time (the "Treasury Regulations"), including, but not limited to, Section 1.704-1(b) of the Treasury Regulations. To the extent that there is a conflict between the provisions of this Agreement and the Internal Revenue Code or the Treasury Regulations, then the capital accounts shall be maintained in accordance with the Internal Revenue Code and the Treasury Regulations. If the Managers determine that it is prudent to modify the manner in which the capital accounts, or any increases or decreases to the capital accounts, are computed to comply with such Treasury Regulations, the Managers may authorize such modifications.

3.4.   *Definition of Net Income and Net Loss.* "Net Income" and "Net Loss" mean, for each fiscal year, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

3.4.1.   Any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes.

3.4.2.   Any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value.

3.4.3.   Any items of depreciation, amortization, and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for book depreciation) in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g).

3.4.4.   If the Book Value of any Company property is adjusted, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss.

3.4.5.   To the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining capital accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

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3.5.   *Definition of Book Value.* "Book Value" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

3.5.1. The initial Book Value of any Company asset contributed by a Member to the Company shall be the gross fair market value of such Company asset as of the date of such contribution.

3.5.2. Immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross fair market value as of the date of such distribution.

3.5.3. The Book Value of all Company assets shall be adjusted to equal their respective gross fair market value, as determined by the Managers, as of the following times:

3.5.3.1.   The acquisition of additional Units in the Company by a new or existing Member in consideration of a capital contribution of more than a *de minimis* amount.

3.5.3.2.   The distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or part of such Member's Membership Interest in the Company.

3.5.3.3.   The liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g).

provided, that the adjustments pursuant to Section 3.5.3.1 and Section 3.5.3.2 need not be made if the Managers reasonably determine that such adjustment is not necessary or appropriate to reflect the economic interests of the Members.

3.5.4. The Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining capital account balance pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m); *provided*, that the Book Values shall not be adjusted pursuant to this Section 3.5.4 to the extent that an adjustment pursuant to Section 3.5.3 is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this Section 3.5.4.

3.5.5. If the Book Value of a Company asset has been determined pursuant to Section 3.5.1, or adjusted pursuant to Section 3.5.4 or Section 3.5.5, such Book Value shall thereafter be adjusted to reflect the book depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

3.6.   *Allocations Among Members.* For each fiscal year, except as otherwise provided in this Agreement, Net Income and Net Loss (and to the extent necessary, individual items of income, gain, loss, or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations in Section 3.7, if necessary, and taking the Class A Preference and Class B Preference into account, the Capital Account balance of each Member, immediately after making such allocation is, as nearly as possible, equal to (i) the distributions that would be made to such Member pursuant to Section 3.11 if the Company were dissolved, its affairs wound up, and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Book Value of the assets securing such liability), and the net assets of the Company were distributed, according to Section 3.11, to the Members immediately after making such allocations, minus (ii) such Member's share of Company minimum gain and member nonrecourse debt minimum gain, computed immediately prior to the hypothetical sale of assets. All allocations shall be made in a manner that tracks the distribution methods set forth in Sections 3.12.1 and 3.12.3.

3.7.   *Regulatory and Special Allocations.*

3.7.1.   *Minimum Gain.* If there is a net decrease in company minimum gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any fiscal year, each Member shall be specially allocated Net Income for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in company minimum gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 3.7.1 is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

3.7.2.   *Nonrecourse Debt Minimum Gain.* Member nonrecourse deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member nonrecourse debt minimum gain during any fiscal year, each Member that has a share of such Member minimum gain shall be specially allocated Net Income for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to that Member's share of the net decrease in Member nonrecourse debt minimum gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 3.7.2 is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

3.7.3.   *Qualified Income Offset.* In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the adjusted capital account deficit created by such adjustments, allocations, or distributions as quickly as possible. This Section 3.7.3 is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

3.7.4.   *Intent of Regulatory Allocations.* The allocations set forth in Sections 3.7.1, 3.7.2, and 3.7.3 (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Agreement (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

3.8.   *Tax Allocations.* Subject to Section 3.9, all income, gain, losses, and deductions of the Company shall be allocated, for federal, state, and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, and deductions among the Members for computing their capital accounts, except that if any such allocation for tax purposes is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses, and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other applicable law, so as to reflect as nearly as possible the allocation set forth herein in computing their capital accounts.

3.9.   *Allocation of Contributed Property.* Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

3.10.   *Disproportionate Capital Accounts.* No interest or additional allocation of profits, losses, gains, deductions and credits shall inure to any Member by reason of such Member's capital account being proportionately in excess of the capital accounts of any other Member.

3.11.   *Allocations in Respect of Transferred Units.* In the event of a Transfer of Units during any fiscal year made in compliance with this Agreement, Net Income, Net Losses and other items of income, gain, loss, and deduction of the Company attributable to such Units for such fiscal year shall be determined using the interim closing-of-the-books method.

3.12.   *Distributions of Assets.*

3.12.1. *General.* All distributions of assets of the Company, including cash, shall be made to the Members in accordance with this Section 3.11. The Managers, in their sole discretion, shall determine the amount of each distribution (the "Distribution Amount") on an annual basis, as all distributions payable or contemplated hereunder shall be subject to the Managers' discretion to retain any amounts necessary to satisfy the Company's obligations and to maintain the available cash of the Company, and no distribution of assets may be made to a Member if, after giving effect to the distribution, all liabilities of the Company, other than liabilities to Members on account of their capital accounts, would exceed the fair value of the Company assets. Notwithstanding any provision to the contrary in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Act, including Section 7-80-606, or other applicable law.

3.12.2. *Priority of Distributions During Operation of the Property.* For the duration of the Company's ownership and operation of the building known as 400 South Union Avenue, Pueblo, Colorado 81003 (the "Property"), once the Managers determine the Distribution Amount, the Distribution Amount shall be distributed by the Company pursuant to Section 3.12.1 and in the following order of priority:

3.12.2.1.   First, to all holders of Class B Units until such Members have received aggregate distributions equal to all accrued and accumulated Class B Preference with respect to such Class B Units;

3.12.2.2.   Second, to all holders of Class A Units until such Members have received aggregate distributions equal to all accrued and accumulated Class A Preference with respect to such Class A Units; and

3.12.2.3.   Third, to all holders of Class A Units and Class B Units, pro rata and pari passu according to the percentage of each such Member's ownership of the Class A Units and Class B Units in relation to the total outstanding number of Class A Units and Class B Units outstanding.

3.12.3. *Priority of Distributions upon Transfer of the Property.* Upon sale or other transfer of the Property, including to an affiliate of the Company, once the Managers determine the Distribution Amount, the Distribution Amount shall be distributed by the Company pursuant to Section 3.12.1 and in the following order of priority:

3.12.3.1.   First, to all holders of Class B Units until such Members have received aggregate distributions equal to all accrued and accumulated Class B Preference with respect to such Class B Units;

3.12.3.2.   Second, to all holders of Class B Units, pro rata and pari passu according to the percentage of each such Member's ownership of the Class B Units in relation to the total outstanding number of Class B Units, until each Class B Member has been returned the total of such Member's capital contribution;

3.12.3.3.   Third, to all holders of Class A Units until such Members have received aggregate distributions equal to all accrued and accumulated Class A Preference with respect to such Class A Units;

3.12.3.4.   Fourth, to all holders of Class A Units, pro rata and pari passu according to the percentage of each such Member's ownership of the Class A Units in relation to the total outstanding number of Class A Units, until each Class A Member has been returned the total of such Member's capital contribution; and

3.12.3.5.   Fifth, to all holders of Class A Units and Class B Units, pro rata and pari passu according to the percentage of each such Member's ownership of the Class A Units and Class B Units in relation to the total outstanding number of Class A Units and Class B Units outstanding.

3.12.4. *Timing of Distributions.* Distributions made by the Managers according to this Section 3.11 shall be made on the Class A Payment Date or Class B Payment Date, as applicable, of each year beginning in the year of the Preference Trigger Date. Distributions also may be made in the discretion of the Manager, after the retention of appropriate reserves, at other times during any fiscal year.

3.12.5. *Liquidating Distributions.* If the Company is dissolved pursuant to Section 7.1 and its assets liquidated, the proceeds of liquidation of the assets of the Company distributable upon the dissolution and winding up of the Company shall be applied in the following order of priority (the "Liquidating Distributions"): (i) first, to the payment of all of the Company's debts and liability to its creditors, including creditors who are Members, in the order of priority provided by law, in satisfaction of all liabilities and obligations of the Company (of any nature whatsoever), whether by payment or the making of reasonable provision for payment thereof; (ii) second, to the establishment of and additions to reserves that are determined by the Managers in their sole discretion to be reasonably necessary for any contingent unforeseen liability or obligations of the Company; (iii) third, to Class A Members and Class B Members in accordance with either Section 3.12.2 or 3.12.2.3, as applicable.

4.   **RULES RELATING TO THE MEMBERS.**

4.1.   *Admission of New Members.* Additional Members may be admitted to the Company at such times, and upon such terms and conditions, as determined by the unanimous vote of the Managers.

4.2.   *Voting of Members.* On any matter for which Voting Members are entitled to vote, each Voting Member shall be entitled to one vote per Class A Unit held by such Member. A Voting Member may vote in person or by proxy at any meeting of Members. Except as otherwise set forth in this Agreement, all decisions of the Voting Members shall be made by the affirmative vote of more than 50% of the Class A Units entitled to vote that are present at a meeting in person or by proxy (a "Majority Interest") at a properly called meeting of the Members at which a quorum is present, or by a written consent of the Members signed by Voting Members having a sufficient voting interest to authorize or take the action at a meeting at which all Voting Members entitled to vote were present. Holders of Class B Units shall not have any votes with respect to such Units on any matter.

4.3.   *Meetings of Members.*

4.3.1.   Meetings of Members may be held at such time and place, either within or without the State of Colorado, as may be determined by the Managers or the person or persons calling the meeting.

4.3.2.   An annual meeting of the Members may, but need not, be held. If held, the annual meeting shall take place at such time and place as shall be determined by the Managers.

4.3.3.   Special meetings of the Members may be called by the Managers or by at least one of the Voting Members entitled to vote at the meeting.

4.3.4.   Written notice stating the place, day, and hour of the meeting and, in the case of a special meeting, the purpose for which the meeting is called, shall be delivered not less than ten days nor more than fifty days before the date of the meeting, pursuant to Section 11.6, by or at the direction of the Managers or any other person calling the meeting, to each Member of record entitled to vote at such meeting. A waiver of notice in writing, signed by a Member before, at, or after the time of the meeting stated in the notice shall be equivalent to the giving of such notice.

4.3.5.   By attending a meeting, a Member waives objection to the lack of notice or defective notice unless the Member, at the beginning of the meeting, objects to the holding of the meeting or the transacting of business at the meeting. A Member who attends a meeting also waives objection to consideration at such meeting of a particular matter not within the purpose described in the notice unless the Member objects to considering the matter when it is presented.

4.3.6.   The presence of a Members holding more than 50% of the Class A Units shall constitute a quorum at a meeting of Members. If a quorum is not represented at any meeting of Members, such meeting may be adjourned for a period not to exceed sixty days at any one adjournment; provided, however, that if the adjournment is for more than thirty days, a notice of the adjourned meeting shall be given to each Member entitled to vote at the meeting. The Managers may determine that all or a portion of any meeting of Members shall only include Voting Members.

5.   **RULES RELATING TO THE MANAGERS.**

5.1.   *General Powers.* Management and the conduct of the business of the Company shall be vested in the Managers.

5.2. *Number, Election, and Term.*

5.2.1. The Company shall have two initial Managers who shall be Stern and Cytryn. For so long as Stern and Cytryn hold any Class A Units, each shall have the right to unilaterally appoint one Manager (an "Appointed Manager").

5.2.2. A Manager shall hold office until his death, resignation, or removal pursuant to Section 5.5.

5.2.3. The number of Managers may be increased or decreased by the unanimous vote of the Managers (subject to the rights set forth in Section 5.2.1).

5.2.4. Any additional Managers, beyond those appointed pursuant to Section 5.2.1, shall be appointed, from time to time, by the affirmative vote of a Majority Interest of the Voting Members.

5.3. *Meetings and Voting.*

5.3.1. Meetings of the Managers may be held at such time and place as the Managers shall determine. Any Manager may call a meeting of the Managers, subject to Section 5.3.4. The greater of all Appointed Managers, or a majority of then-serving Managers, shall constitute a quorum for a meeting of the Managers.

5.3.2. All decisions of the Managers shall be made by a majority vote except for minor decisions regarding ordinary day-to-day matters in the ordinary course of Company business, which any Manager may make unilaterally as set forth in Section 5.3.3, those matter requiring the unanimous vote of the Managers as set forth in Section 5.3.4, and those matters explicitly set forth elsewhere in this Agreement. All decisions requiring vote of the Managers shall be made at a properly called meeting of the Managers (which may be by telephone conference so long as all the Managers can hear one another) at which a quorum is present, or by a written consent of the Managers signed by Managers having a sufficient voting interest to authorize or take the action at a meeting at which all Managers entitled to vote were present. On any matter for which Managers are required to vote, each Manager shall have one vote. A Manager may vote in person or by proxy at any meeting of the Managers.

5.3.3. Notwithstanding anything to the contrary contained herein, any Manager, acting unilaterally (and without the need for the consent of the other Managers) may cause the Company to incur any expenditure, either in a single transaction or series of related transactions, in an amount not to exceed $2,500 (the "Unilateral Expenditure Cap"). The Managers may revise the Unilateral Expenditure Cap in their discretion by written agreement, without it being deemed an amendment of this Agreement. Subject to the Unilateral Expenditure Cap, any Manager may unilaterally make day-to-day decisions with respect to the operations of the Company, but any non-routine decisions shall be made by all Managers.

5.3.4. The following decisions of the Managers require the affirmative vote of all of the Managers, unless any Manager is restricted on voting by a provision of this Agreement or elects to recuse himself from the vote, in which case the decision would be made excluding such Manager:

5.3.4.1. Issuing any additional Units or admitting a new Member.

5.3.4.2.   Amending this Agreement or the Company's Articles of Organization.

5.3.4.3.   Requiring or otherwise accepting an additional capital contribution from any Member.

5.3.4.4.   Purchasing or otherwise redeeming any Units from any Member; subject to the Offeror voting set forth in Section 8.9.5.

5.3.4.5.   Incurring any indebtedness, pledging or granting liens on any assets or guaranteeing, assuming, endorsing or otherwise becoming responsible for the obligations of any other individual or entity; or making any loan, advance or capital contribution in or to any individual or entity.

5.3.4.6.   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange or other acquisition (including by merger, consolidation, acquisition of stock or acquisition of assets) by the Company of any material assets or equity interests of a third party.

5.3.4.7.   Entering into or effecting any transaction or series of related transactions involving the sale, lease, license, exchange or other disposition (including by merger, consolidation, sale of stock or sale of assets) by the Company of any material assets.

5.3.4.8.   Establishing a subsidiary or entering into any joint venture or similar business arrangement.

5.3.4.9.   Settling any lawsuit, action, dispute or other proceeding or otherwise assuming any liability or agreeing to the provision of any equitable relief by the Company, or initiating a lawsuit, action, dispute or other proceeding.

5.3.4.10.   Making any investments in any other individual or entity.

5.3.4.11.   Dissolving, winding-up or liquidating the Company or initiating a bankruptcy proceeding involving the Company.

5.3.4.12.   Making any decision otherwise specified by this Agreement as requiring the unanimous vote of the Managers, including those contemplated by Section 5.2.3 (changes to number of Managers), 8.2 (consent to Transfer of Units), or 8.6 (determination of an Event of Offer), 8.6.2 (notices of Problematic Conduct).

5.3.5.   Written notice stating the place, day, and hour of the meeting shall be delivered to each Manager not less than five days nor more than fifty days before the date of the meeting, pursuant to Section 11.6, by or at the direction of the Manager calling the meeting. A waiver of notice in writing, signed by a Manager before, at, or after the time of the meeting stated in the notice shall be equivalent to the giving of such notice. By attending a meeting, a Manager waives objection to the lack of notice or defective notice unless the Manager, at the beginning of the meeting, objects to the holding of the meeting or the transacting of business at the meeting.

5.3.6. The presence of all Managers entitled to vote at a meeting of Managers shall constitute a quorum at a meeting of Managers. If a quorum is not represented at any meeting of Managers, such meeting may be adjourned for a period not to exceed sixty days at any one adjournment; provided, however, that if the adjournment is for more than thirty days, a notice of the adjourned meeting shall be given to each Manager.

5.4. *Authority of the Managers.* The Managers shall have the authority on behalf of the Company to make all decisions with respect to the Company's business without the approval of the Members, including the specific authority set forth in this Section 5.4.

5.4.1. The Managers may open bank accounts or accounts at other financial institutions on behalf of the Company and deposit any funds received by the Company in the Company's bank accounts or at other financial institutions.

5.4.2. The Managers may draw checks upon the bank accounts of the Company.

5.4.3. The Managers may execute documents affecting real and personal property on behalf of the Company.

5.4.4. The Managers may delegate an employee, Officer (as defined in Section 5.6), or agent to be responsible for the daily and continuing operations of the business affairs of the Company.

5.5. *Resignation and Removal of the Managers.*

5.5.1. No Appointed Manager may be removed as a Manager without his consent, except as set forth in Section 5.5.3. A Manager appointed by the vote of a Majority Interest of the Voting Members may be removed, with or without cause, by the affirmative vote of a Majority Interest of the Voting Members.

5.5.2. A Manager may resign at any time by giving written notice to the Company. The resignation shall take effect upon notice thereof unless the remaining Managers agree to accept such resignation to be effective at a later time as shall be specified in such notice.

5.5.3. At such time as Stern or Cytryn ceases to hold any Class A Units, then the Appointed Manager appointed by Stern or Cytryn, as the case may be, shall be deemed automatically removed as a Manager, with no further action required to effect his removal other than the Transfer of his Units. Upon the death or disability of Stern or Cytryn, the Appointed Manager appointed by Stern or Cytryn, as the case may be, shall be automatically removed.

5.5.4. The removal or resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member, and shall not constitute a withdrawal of a Member.

5.6. *Officers.*

5.6.1. The Managers may, from time to time, designate one or more individuals to be officers of the Company (each, an "Officer"). Any Officers designated pursuant to this Section 5.6 shall have such titles and authority and perform such duties as the Managers may, from time to time, delegate to them. If the title given to a particular Officer is one commonly used for officers of a corporation, the assignment of such title shall constitute the delegation to such Officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such Officer, or restrictions placed thereon, by this Operating Agreement or by the Managers. Each Officer shall hold office until his or her successor is duly designated, until his or her death, or until he or she resigns or is removed in the manner hereinafter provided. Any number of offices may be held by the same person. The salaries or other compensation, if any, of the Officers shall be fixed from time to time by the Managers.

5.6.2. Any Officer may resign at any time by giving written notice thereof to any of the Managers. Any Officer may be removed, either with or without cause, by the Managers whenever in their judgment the best interests of the Company will be served thereby; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the person so removed. Designation of an Officer shall not, by itself, create contract rights.

5.7.   *Indemnification.* The Managers, Officers, employees, and agents of the Company shall be entitled to be indemnified by the Company to the fullest extent permitted by the Act, and shall be entitled to the advance of expenses, including attorneys' fees, in the defense or prosecution of a claim against him or her in the capacity of Manager, Officer, employee, or agent.

5.8.   *Time Commitment.* Each Manager shall devote such time as he determines, in his reasonable discretion is required for the performance of his duties to the Company.

5.9.   *Affiliate Transactions.* The Managers may cause the Company to enter into transactions, agreements, contracts and undertakings with any Manager, any Member, or any of their respective affiliates, so long as such transactions, agreements, contracts or undertakings are on commercially reasonable terms and conditions, or are otherwise agreed upon by the Managers.

5.10.   *Liability for Certain Acts.*

5.10.1. Each Manager shall perform his duties as Manager in good faith, in a manner he reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A Manager who so performs his duties as Manager shall not have any liability to the Company or the other Members or any other person by reason of being or having been a Manager of the Company. The Managers shall not be liable for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of his intentional fraud, deceit, gross negligence, or willful misconduct.

5.10.2. If a Manager or Officer incurs a debt or obligation on behalf of the Company, or takes any action beyond his or her authority as set forth in this Operating Agreement, such Manager or Officer shall be solely responsible for any and all resulting damages to the Company and to the other Members.

5.11.   *Waiver of Fiduciary Duties.*

5.11.1. To the fullest extent permitted by the Act, no Member or Manager has fiduciary duties or liabilities relating thereto to the Company or any other Member, Assignee, or Manager under Section 7-80-404 of the Act or any other provision thereof other than the contractual obligation of good faith and fair dealing. To the extent that, under the Act, the law of agency, common law, or any other law

13

or at equity, a Member, Manager, or Officer of the Company has duties or obligations to the Company or to a Member, Manager, or other person who is a party to this Agreement, that Member, Manager, or officer of the Company shall not be liable to the Company or to any such other Member, Manager, or person for its good faith reliance on this Agreement.

5.11.2. Specifically, and without limitation of the generality of the waiver contained in Section 5.11.1, the Members and Managers are not required to refrain from dealing with the Company in the conduct or winding up of the Company's business as or on behalf of a party having an interest adverse to the Company, and are not obligated to account to the Company and hold as trustee any property, profit, or benefit derived by the Manager in the conduct or winding up of the Company's business or derived from the use by the Manager of property of the Company, including an appropriation of an opportunity of the Company.

5.12. *Partnership Representative.*

5.12.1. Stern is hereby appointed as the "partnership representative" as provided in Internal Revenue Code Section 6223(a) (the "Partnership Representative"). The Partnership Representative can be removed at any time by the Managers. In the event of the resignation or removal of the Partnership Representative the remaining Managers shall select a replacement Partnership Representative. If the resignation or removal of the Partnership Representative occurs prior to the effectiveness of the resignation or removal under applicable Treasury Regulations or other administrative guidance, the Partnership Representative that has resigned or been removed shall not take any actions in his capacity as Partnership Representative except as directed by the other Members.

5.12.2. The Partnership Representative shall promptly notify the Members of the commencement of any tax audit of the Company, upon receipt of a tax assessment and upon the receipt of a notice of final partnership administrative adjustment or final partnership adjustment, and shall keep the other Members reasonably informed of the status of any tax audit or resulting administrative or judicial proceeding. Without the consent of the Managers, the Partnership Representative shall not extend the statute of limitations, file a request for administrative adjustment, file suit relating to any Company tax refund or deficiency or enter into any settlement agreement relating to items of income, gain, loss or deduction of the Company with any Taxing Authority.

5.12.3. Except as otherwise provided herein, the Partnership Representative shall have sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company; provided that the Partnership Representative shall make an election under Internal Revenue Code Section 754, if requested in writing by another Member.

5.12.4. The obligations of each Member or former Member under this Section 5.11 shall survive the Transfer or redemption by such Member of his, her, or its Units, the termination of this Agreement, or the dissolution of the Company.

6. BOOKS.

6.1. *Location of Records.* The books of the Company shall be maintained at the Company's principal place of business.

6.2. *Access to Records and Accounting.* Each Member shall at all times have access to the books and records of the Company for inspection and copying. Each Member shall also be entitled:

6.2.1. To obtain from the Managers, upon reasonable demand for any purpose such information reasonably related to the Member's Membership Interest in the Company.

6.2.2. To have true and full information regarding the state of the business and financial condition and any other information regarding the affairs of the Company.

6.2.3. To have a copy of the Company's federal, state and local income tax returns for each year promptly after they are available to the Company.

6.2.4. To have a formal accounting of the Company's affairs whenever circumstances render an accounting just and reasonable.

7. DISSOLUTION.

7.1. *Dissolution.* No act, occurrence, event or circumstance shall cause or result in the dissolution of the Company, except that the Company shall dissolve upon the occurrence of any one or more of the following events: (i) the entry of a decree of judicial dissolution; (ii) the sale of all or substantially all of the assets of the Company; provided, however, that if the Company receives any deferred or noncash consideration in conjunction with such sale, the Company shall not be dissolved hereunder until the Managers determine that the continued existence of the Company is no longer necessary to collect or hold such deferred or noncash consideration; or (iii) the unanimous vote of the Managers.

7.2. *Liquidation Upon Dissolution.* Upon the dissolution of the Company, sole and plenary authority to effectuate the liquidation of the assets of the Company shall be vested in the Managers, or in a liquidator to be appointed by the Managers (as applicable, the "Liquidator"). The Liquidator shall have full power and authority to sell, assign and encumber any and all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner. The Liquidator shall determine, in his, her, or its sole discretion, the fair market value of all assets of the Company as at the date of distribution of such assets and the profits and losses resulting from such distribution shall be allocated in accordance with Section 3.12.1. The Liquidator shall be entitled to reasonable compensation.

8. RESTRICTION ON TRANSFERS.

8.1. *Restriction on Transfer.* No Member may transfer all of, or any portion of, or any interest or rights in, or encumber in any manner ("Transfer"), the Units (or any other aspect of a Membership Interest) owned by such Member, except pursuant to the terms of this Agreement. Each Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members. The Transfer of any Units (or any other aspect of a Membership Interest) in violation of the prohibition contained in this Section 8.1 shall be deemed invalid, null and void, and of no force or effect. Any person to whom or which Units are attempted to be Transferred in violation of this Section 8.1 shall not be entitled to vote on matters coming before the Members, participate in the management of the Company, receive distributions from the Company, or have any other rights in or with respect to the Units. Any Transfer of Units by a Member shall be conducted in accordance with all applicable securities laws and the Company shall have the right to require the transferor of such Units to furnish an opinion of legal counsel regarding the legality if such Transfer.

8.2. *Transfers Require Consent.* Except as specifically set forth in this Agreement, no Member may Transfer such Member's Units, unless such Transfer is consented to by the unanimous vote of the Managers.

8.3. *Permitted Transfers.* The provisions of Sections 8.6, 8.7, 8.8, and 8.9 shall not apply to any of the Transfers listed in this Section 8.3 (each, a "Permitted Transfer") by any Member of any Units. If a Member desires to effect a Permitted Transfer, such Member shall notify the Company at least fifteen days before the effectiveness of the Transfer, and any transferee of those Units shall not be admitted as a Member until the conditions set forth in Section 8.4 are satisfied. A Permitted Transfer may be made:

8.3.1. To a third party who is not a Member in a transaction pursuant to which all of the Members Transfer their Units.

8.3.2. If the transferring Member is an entity, to any Affiliate of the transferring Member. An "Affiliate" is, with respect to any person, (i) any other individual or entity which, directly or indirectly, controls or is controlled by or is under common control with such person, and (ii) any member, partner, shareholder, or other equity owner of such entity. An individual or entity shall be deemed to be "controlled by" any other individual or entity if such individual or entity possesses, directly or indirectly, power to vote 50% or more of the equity (on a fully diluted basis) having ordinary voting power for the election of directors or managers or power to direct or cause the direction of the management and policies of such entity whether by contract or otherwise. Unless expressly stated otherwise herein, neither any Member nor any of their respective Affiliates shall be considered an Affiliate of the Company or any of the Company's subsidiaries.

8.3.3. If the transferring Member is a natural person: (i) to a trust under which the distribution of Units may be made only to such Member or any Family Group Member (as defined below) of the Member; (ii) to a charitable remainder trust, the income from which will be paid to such Member during such Member's life; (iii) to a corporation, partnership, or limited liability company, the stockholders, partners, or members of which are only such Member and such Member's Family Group Members; or (iv) by will or by the laws of intestate succession, to such Member's heirs, executors, administrators, testamentary trustees, legatees, or beneficiaries, provided that the Units ultimately are owned by a Family Group Member. "Family Group Member" means, with respect to any natural person, such natural person's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons.

8.4. *Conditions to Substitution.* As conditions to admission as a Member, a transferee must (i) be approved for admission as a Member by the unanimous vote of the Managers; (ii) execute and deliver such instruments, in form and substance satisfactory to the Managers, as the Managers shall deem necessary, including an agreement making the transferee party to this Agreement; (iii) pay all reasonable expenses in connection with the transferee's admission as a substituted Member; and (iv) accomplish the Transfer of Units in accordance with the requirements of federal and applicable state securities laws, compliance with which must be established to the satisfaction of the Managers.

8.5.   *Economic Rights Only*. In the event any Units (or any other aspect of a Membership Interest) is transferred as permitted under this Agreement or is deemed transferred for any reason despite any prohibitions set forth in this Agreement and the Transfer does not fully comply with Section 8.4, the transferee shall only be entitled to the economic rights attributable to the transferred Units and shall have no voting rights as a Member or Manager. In addition, should an Member die, that Member's Membership Interest shall automatically be converted into an economic interest only even before any related Transfer, and any subsequent transferee may be admitted as a Member only pursuant to Section 8.4.

8.6.   *Event of Offer*. The term "Event of Offer" shall mean each of the following occurrences with respect to a Member (the "Offeror"), as determined by unanimous vote of the Managers (subject to Section 8.9.5).

8.6.1.   If any Member is convicted of, or pleads guilty to, any crime or offense involving money, fraud, dishonesty, or moral turpitude, or which otherwise constitutes a felony in the state of Colorado or the state in which it was committed ("Criminal Conduct").

8.6.2.   If any Member engages in conduct that results in a material breach of this Agreement, which continues for a period of thirty days after the Managers have provided the applicable Member with written notice stating the conduct that is problematic ("Problematic Conduct") and providing a written plan to cure such conduct, except with respect to any conduct that is not capable of cure, in which case, the Managers shall state that no cure period is available in the written notice.

8.6.3.   If any Member becomes subject to having such Member's Units levied upon or sold pursuant to any voluntary bankruptcy, involuntary bankruptcy (if an involuntary proceeding is dismissed or removed within sixty days, no default shall be deemed to have occurred), insolvency, receivership, assignment for the benefit of creditors, or any other type of federal or state law debtor's proceedings (a "Bankruptcy").

8.6.4.   If any Member is subjected to having such Member's Units levied upon or sold in any judicial proceedings or transferred pursuant to a divorce proceeding (a "Judicial Transfer").

8.6.5.   The voluntary offer by a Member of some or all of such Member's Units for purchase to the Company (a "Voluntary Offer").

8.6.6.   The proposal by a Member to Transfer some or all of such Member's Units to any person (other than to the Company itself), evidenced by written notice delivered to the Company, which notice includes the written offer received by the Member, which written offer must be bona fide, itemize each of the material terms and conditions upon which the offer is made and reasonably evidence the buyer's willingness and actual ability to close on the proposed transaction within 180 days of the date of the written offer (a "Third Party Offer").

8.7.   *Offered Units*. The term "Offered Units" shall mean all of the Units owned by a Member as to whom an Event of Offer has occurred (such Member, or such Member's estate, trustee or other successor or assign, the "Offeror"), except that such term shall include as to a Voluntary Offer and a Third Party Offer only the Units proposed to be transferred.

8.8.   *Company Options to Purchase*.

8.8.1. Upon the occurrence of any Event of Offer, the Offeror shall immediately notify the Company of such occurrence and the Company shall have the exclusive option to purchase all, but not less than all, of the Offered Units at the price determined under Section 8.9.1 (the "Company Option"). The Company Option may be exercised by the Company delivering written notice to the Offeror within one year (except with respect to a Voluntary Offer or Third Party Offer, in which case the Company shall have thirty days to deliver its written notice) (the "Company Option Period") after: (i) the date on which the Company receives actual notice of the Event of Offer; or (ii) if the Event of Offer is a Bankruptcy, the sixty day period for dismissal has elapsed.

8.8.2. The written notice delivered by the Company shall confirm the Company's intent to exercise the Company Option and to acquire all, but not less than all, of the Offered Units and shall detail each of the material terms and conditions (as set forth in the Third Party Offer, if applicable) upon which the sale shall occur.

8.8.3. If the Company timely exercises the Company Option, the sale and purchase of the Offered Interest shall be closed within ninety days after the date of such written notice of exercise at the price determined pursuant to Section 8.9.1.

8.8.4. If the Company does not elect to purchase the Offered Interest, then the Offeror arising out of an Event of Offer that is a Bankruptcy, Third Party Offer, or Judicial Transfer (but not a Voluntary Offer, Criminal Conduct, or Problematic Conduct) may, during the 180 day period beginning on the date the Company Option expires or the date set for closing and sale, as applicable, sell or otherwise Transfer the Offered Interest (and, as to a Third Party Offer, only in accordance with the terms and conditions set forth in the applicable notice), provided that unless the transferee is approved by the Managers to be admitted as a Member and the Transfer otherwise complies with Section 8.4, the transferee will have an economic interest only.

8.8.5. The Company (as determined by unanimous vote of the Managers) may unilaterally assign the Company Option to the Class A Members, who may purchase the Offered Units either pro rata in accordance with each Class A Member's Units, or in such other proportion as the Managers determine.

8.9. *Price; Closing.*

8.9.1. The price to be paid per Unit (the "Agreed Value") for any Offered Units shall be the appropriate pro rata share (based on the number of Units included in the Offered Units vis-à-vis the total Units outstanding) of the Value of the Company.

8.9.2. The term "Value of the Company" means the then-current total value of the Company's assets less the amount of the Company's debt.

8.9.3. The Agreed Value and Value of the Company shall be determined by mutual agreement of the Managers and the Offeror (unless the Offeror is also a Manager, in which case an appraisal will be necessary). If they are not able to agree on the Agreed Value or Value of the Company, then a qualified independent third-party appraiser agreed upon by the Managers and the Offeror shall determine the Agreed Value and the Value of the Company. The cost of a single appraiser agreed upon by the Managers and the Offeror shall be paid by the Company. If the Managers and Offeror cannot agree on a single appraiser, the Managers and the Offeror shall each appoint one appraiser, with the Company paying for the Company's appraiser and the Offeror for the Offeror's appraiser, and those two appraisers shall appoint a third appraiser, with the cost split by the Company and the Offeror. Then, the Agreed Value and Value of the Company shall be determined by the agreement of the three appraisers. Any determination of value pursuant to this Section 8.9.3 shall be binding on all parties for purposes of the specific sale of Units for which such appraiser was engaged. There shall be no discount for lack of marketability, lack of voting rights, limited rights to the Company's capital, or such other limitations.

8.9.4. Notwithstanding anything to the contrary set forth in this Section 8, (i) in the case of a Third Party Offer, the purchase price of the Offered Units shall be equal to the cash consideration plus the fair market value (as determined by the Managers) of any non-cash consideration included in the Third Party Offer; (ii) in the case of a Voluntary Offer, the purchase price of the Offered Interest shall be as agreed upon by the Offeror and the Managers.

8.9.5. Closing of the purchase and sale of the Offered Units pursuant to this Section 8 shall be at such place, time and date as the parties to the purchase and sale shall mutually agree. At closing, the Company shall pay the purchase price of the Units sold, or, at the option of the Company, by issuance of a promissory note payable to the order of the Offeror, which promissory note shall have a three-year term, be payable in twelve equal quarterly installments, and bear interest at the prime lending rate per annum (as established by the major New York banks) plus one percent per annum unless the parties to the purchase and sale shall otherwise agree. The promissory note shall be secured by a lien on the assets of the Company (which lien shall be junior to any then-current or future bank loans obtained by the Company). The applicable parties shall execute such reasonable and customary documents at the closing as appropriate.

8.10. *No Voting By Offeror.* The Offeror shall have no right to vote on any decision of the Managers or the Company set forth in this Section 8, in the Offeror's capacity as a Member, Officer, or Manager.

9. MEMBERS COVENANTS; OPERATIONAL ISSUES.

9.1. *Member's Personal Debts.* In order to protect the property and assets of the Company from any claim against any Member for personal debts owed by such Member, each Member shall promptly pay all debts owing by such Member and shall indemnify the Company from any claim that might be made to the detriment of the Company by any personal creditor of such Member.

9.2. *Confidentiality.* Each Member and Manager will keep confidential and not use, except in furtherance of the Company's business or for other purposes related to a Member's membership in the Company or position as Manager, reveal, provide or transfer to any third party any confidential information he, she, or it obtains or has obtained concerning the Company (including pricing methods, processes, client and supplier lists and contact information), except (i) to the extent that disclosure to a third party is required by applicable law; (ii) information which, at the time of disclosure, is generally available to the public (other than as a result of a breach of this Agreement or any other confidentiality agreement to which such person is a party or of which he, she, or it has knowledge), as evidenced by generally available documents or publications; (iii) information that was in his, her, or its possession prior to disclosure (as evidenced by appropriate written materials) and was not acquired directly or indirectly from the Company; (iv) to the extent disclosure is necessary or advisable, to the Company's employees, consultants or advisors for the purpose of carrying out their duties hereunder; (v) to banks or other financial institutions or agencies or any independent accountants or legal counsel or investment advisors employed by the Company or any Member, to the extent disclosure is necessary or advisable to obtain financing; (vi) to the extent necessary, disclosure to third parties to enforce this Agreement; or (vii) to a Member, a Member's spouse, or any entity controlled by a Member; provided, however, that in each case of disclosure pursuant to (iv), (v), (vi), or (vii), the persons to whom disclosure is made agree to be bound by this, or a similar, confidentiality provision. The obligation of each Member and Manager not to disclose confidential information except as provided herein shall not be affected by the termination of this Agreement, substitution of any Member, or resignation, removal or replacement of any Manager.

10. DISPUTE RESOLUTION

10.1. *Dispute Resolution.* If any dispute arises between or among any of the Members, the Managers, or the Company, in any way relating to the Company, this Agreement, or any other agreement or matter among the Members, the Managers, or the Company, they shall negotiate in good faith to resolve the dispute. Any dispute which the parties cannot resolve by negotiation shall, except as otherwise set forth herein, be submitted to mediation before a mediator agreed upon by the parties, or, if the parties cannot agree upon a mediator, a mediator shall be selected by the Judicial Arbiter Group in Denver, Colorado, or, if that company no longer exists, a mediator shall be selected by the American Arbitration Association. If a dispute is not resolved within thirty days of the holding of a mediation session, the dispute shall be submitted to binding arbitration in Denver, Colorado before an arbitrator agreed upon by the parties, or, if the parties cannot agree upon an arbitrator, then an arbitrator from the Judicial Arbiter Group, or, if that company no longer exists, the American Arbitration Association in accordance with its Commercial Arbitration Rules. Notwithstanding the foregoing, (i) disputes within its jurisdictional limit ($15,000 or less as of the Effective Date), and (ii) any action for injunctive relief shall be resolved in the small claims, county, or other applicable courts of Denver, Colorado, and no prior mediation or arbitration shall be required. Judgment upon the award rendered by said arbitration may be entered in any court having jurisdiction thereof. In any dispute that arises under this Agreement, the prevailing party shall be entitled to recover reasonable attorney's fees and costs, including court costs and arbitration fees, from the losing party.

11. MISCELLANEOUS PROVISIONS.

11.1. *Inurement.* This Agreement shall be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns, and each person entering into this Agreement acknowledges that this Agreement constitutes the sole and complete representation made to such Member regarding the Company, its purpose and business, and that no oral or written representations or warranties of any kind or nature have been made regarding the proposed investments, nor any promises, guarantees, or representations regarding income or profit to be derived from any future investment.

11.2. *Modification.* This Agreement may be modified from time to time only by the unanimous vote of the Voting Members.

11.3. *Severability.* The provisions of this Agreement are severable and separate, and if one or more is voidable or void by statute or rule of law, the remaining provisions shall be severed therefrom and shall remain in full force and effect.

11.4. *Governing Law.* This Agreement and its terms are to be construed according to the laws of the State of Colorado.

11.5.   *Counterparts.* This Agreement may be executed and delivered in one or more counterparts (including by means of facsimile or electronic transmission in portable document format (.pdf)) all of which taken together shall constitute one and the same instrument.

11.6.   *Notices.* All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed electronic mail if received during normal business hours of the recipient, if not, then on the next business day; (iii) five days after deposit with the United States Post Office, by registered or certified mail, return receipt requested, postage prepaid; or (iv) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All communications shall be sent to the party to be notified at the address as set forth on the signature pages hereof or at such other address as such party may designate by ten days advance written notice to the other parties hereto. Any notice to the Company shall be given to a Manager who is not the person providing the notice.

11.7.   *Interpretation.* For purposes of this Agreement, (i) the words "include," "includes" and "including" are deemed to be followed by the words "without limitation;" (ii) the word "or" is not exclusive; and (iii) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (a) to sections, schedules and exhibits mean the sections of, and schedules and exhibits attached to, this Agreement; (b) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (c) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The schedules and exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. All references to "$" or "dollars" mean the lawful currency of the United States of America. Whenever the masculine is used in this Agreement, the same shall include the feminine and whenever the feminine is used herein, the same shall include the masculine, where appropriate. Whenever the singular is used in this Agreement, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

11.8.   *Representation.* The parties acknowledge that Izbiky & Langer PLLC prepared this Agreement as the attorney for the Company, and not as the attorney for any of the Members. Each Member is advised to seek separate tax and legal counsel to the extent such Member considers advisable.

IN WITNESS WHEREOF, the undersigned have executed this Operating Agreement of the Company to be effective as of the Effective Date.


COMPANY

FULL PLATE MANAGEMENT, LLC, a Colorado limited liability company

By: _____
Nathan Stern, Manager

By: _____
Zach Cytryn, Manager


Schedule A - Members Listing

Member Name	Capital Contribution	Address and Email
Nathan Stern	$16,900	
Zach Cytryn	$16,800	
GM Development	$25,000	
Debra Brown	$40,000	
Linda Stein	$50,000	
Albert Cytryn	$25,000	
Charles Moore	$25,000	
Alexis Ellis	$2,500	
Suzanne Feinstein	$3,600	
Jamie Swifka	$2,000	

Member Name	Class A Units	Class B Units
Nathan Stern	169	
Zach Cytryn	168	
GM Development		250
Debra Brown		400
Linda Stein		500
Albert Cytryn		250
Charles Moore		250
Alexis Ellis		25
Suzanne Feinstein		36
Jamie Swifka		20